Exhibit 99.1

Works council information and consultation on:
- the announcement of a tender offer by Thoma Bravo on Talend's shares
- a subsequent reorganization of the Talend group structure
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Information memorandum

1. TALEND TODAY

1.1 Talend's main shareholders

-	40 North Management, LLC (incorporated in the state of Delaware): 8.1% of the share capital and 8.1% of the voting rights;

-	Putnam Investments, LLC (incorporated in the state of Delaware): 6.3% of the share capital and 6.3% of the voting rights;

-	Praesidium Investment Management Company, LLC (incorporated in the state of Delaware): 6.4% of the share capital and 6.4% of the voting rights.

1.2 Talend's key consolidated financial indicators

We generate the majority of our revenue from subscriptions of our solution Talend Data Fabric.

Total revenue increased by 16% (i.e. an increase of $39.6 million) in the year ended December 31, 2020 compared to 2019. The increase in revenue was attributable to an increase in subscription revenue. Indeed, in 2020, our subscription revenue increased by 20% (i.e. an increase of $42.5 million), due to a greater demand for our cloud solutions. As of December 31, 2020, our subscription revenue represented 90% of our revenue.

The growth of our subscription revenue reflects our ability to renew subscriptions with our existing customers, expand the sales of existing and new products within our existing customer base and sell our products to new customers.

In 2020, we incurred a net loss of $79.6 million and we anticipate that our operating expenses will increase for the foreseeable future as we continue to develop our technology, enhance our product and service offerings, broaden our installed customer base, expand our sales channels and our operations, and hire additional employees.

The Cloud Annual Recurring Revenue, which represents the annualized recurring value of all active cloud-base subscription contracts, was driven by strong demand for our cloud solutions and grew by 101% over the prior year to $108.5 million.

1.3 Talend's workforce

Talend SA currently employs 402 employees (396 people under an indefinite-term contract, three under a fixed-term employment contract and three apprentices) and has five interns.

Our workforce is allocated between 2 sites:

-	Nantes (164 employees, four apprentices and one intern)

-	Suresnes (230 employees and three interns)

Five employees work 100% remotely.

2. PRESENTATION OF PROJECT THOREAU

2.1 Presentation of Thoma Bravo

Thoma Bravo is a leading private equity firm with a more than 40-year history, with a focus on investing in software and technology companies.

Thoma Bravo pioneered the buy-and-build investment strategy, and they first applied this strategy to the software and technology industries more than 20 years ago.

Since then, they have acquired more than 270 software and technology companies. None of the current portfolio companies of Thoma Bravo are direct competitors of Talend.

They execute through a partnership-driven approach supported by a set of management principles, operating metrics and business processes.

They support the companies in their portfolio by investing in growth initiatives and strategic acquisitions designed to drive long-term value.

They are headquartered in San Francisco (California) and Chicago (Illinois).

Thoma Bravo’s private equity software portfolio currently includes 45 companies employing over 45,000 employees around the world, generating over $15 billion revenue and $6 billion EBITDA. Thoma Bravo itself has approximately 118 partners and employees.

Thoma Bravo’s assets under management amount to $77 billion as of September 30, 2020.

2.2 The Offer

Thoma Bravo proposes to make an all-cash offer to acquire all of the outstanding shares of Talend for a price of $66 per share. Thoma Bravo and Talend expect the tender offer to close during the third quarter of 2021. It is contemplated that Talend be delisted from the NASDAQ upon completion of the tender offer.

Thoma Bravo intends to fund the transaction price through equity from its recently raised flagship fund, Thoma Bravo Fund XIV, which has more than $17 billion of committed capital.

Completion of the tender offer is subject to the satisfaction of a number of conditions, among which:

-	Holding by Thoma Bravo of at least 80% of Talend’s outstanding equity interests at the end of the tender offer;

-	Talend does not experience a material adverse effect until the tender offer closing date; and

-	Certain regulatory and antitrust approvals are obtained.

2.3 The Post-Offer Merger and Reorganization

Following completion of the tender offer, Thoma Bravo and Talend envisage to complete the following corporate reorganization:

-	a hive down (apport partiel d’actifs soumis au régime des scissions) of all the activities of Talend SA into a wholly owned French company, named Talend SAS, in order to maintain in France all existing French activities of the Talend group. As a result of this hive down, all assets, liabilities of Talend SA would be automatically contributed to Talend SAS as well as all employment contracts of the French employees ; and

-	a merger (fusion) of Talend SA with a new European holding company of the Talend group constituted in the Netherlands. French employees would not be affected by this merger, having previously been transferred to Talend SAS. This new merged entity would be a holding company above the European activities of the Talend group. As for many European groups, we believe this location would offer several advantages, in particular in terms of simplification of the legal and corporate relationship between Europe and the United States where the group has its largest footprint, and which could facilitate future growth opportunities.

3. RATIONALE OF PROJECT THOREAU AND PERSPECTIVES

3.1 Rationale for Thoma Bravo

IDC market research projects the cloud data integration market to grow at a 22% annual growth rate over the next 5 years. Talend’s offerings are uniquely positioned to address the needs of small and mid-market customers as well as scale to meet the needs of the Fortune 100. Thoma Bravo believes that this ability to sell to all customer sizes makes Talend’s offering best in class and well positioned to take advantage of these market tailwinds. Furthermore, the company’s innovative roadmap will further expand product leadership and drive growth.

Talend has grown tremendously since inception and Thoma Bravo are confident in management’s ability to continue driving growth. They look forward to working with us to enhance the company both organically and inorganically. Thoma Bravo believes that Talend’s significant investments in technology, products, and expertise are enabling the company to successfully evolve into a data integration leader with a significant opportunity to enhance its services. They are excited to partner with us to augment the product portfolio via development and acquisitions.

Thoma Bravo recognizes Talend’s management’s track record driven by its innovative, simple and highly effective solutions, and strong retention and renewal rates. The company has built an extensive partner base and Thoma Bravo looks forward to helping drive deeper enterprise adoption by investing in and further developing global systems integrator relationships (who help drive digital transformation initiatives within enterprise).

Thoma Bravo’s expertise with software companies, strong operational framework, and its deep experience guiding companies through successful business model and technology transitions will enable it to accelerate Talend’s growth and performance.

3.2 Rationale for Talend

The rapid acceleration of digital transformation over the last year underscores the unique and critical role Talend plays in enabling enterprises to move their data infrastructures to the cloud and deliver trusted data throughout their organizations. This year we’ve continued to strengthen our world-class customer service team and optimize systems and programs. We’ve also expanded our leadership position in data integration and integrity with new products and solutions.

The planned partnership with Thoma Bravo is a key element of an intentional strategy to accelerate our business, and drive additional value for our customers, partners and employees of Talend. Going private would give us far greater flexibility to focus on our strategic priorities and to drive further innovation. This project is a unique opportunity to advance our vision as market disrupters and essential strategic solution providers to our customers and the broader ecosystem.

Thoma Bravo has a clear and successful track record in partnering with the management teams in their portfolio, taking a long-term view to create sustainable growth with a strong commitment to investing in product innovation and customer service. Assuming the acquisition is successfully completed, we would draw upon the best of Thoma Bravo for added expertise and resources to expand our capabilities in the cloud and deliver new innovations to drive intelligent data management and ensure corporate data health. We are genuinely excited about collaborating with them to unlock Talend’s full potential.

This means we will have greater resources to continue investing in expanding our capabilities in the cloud, building on our existing strength in data governance and quality, and developing new innovations to deliver clean, complete, and uncompromised data throughout the enterprise.

Together with Thoma Bravo, we will be even better positioned to expand our unique platform, advance our product innovation, expand our capabilities in the cloud, and redefine our industry – solidifying our position as a strategic business partner and data market leader. As a private company with the support of Thoma Bravo, we will benefit from additional expertise, build on our progress, further develop our cloud offering, and introduce Talend’s solutions to an even broader universe of customers.

For our employees, we expect there will be additional career development and advancement opportunities as part of a stronger, better capitalized organization over time. We will be able to double down on the key initiatives that employees are working on that will propel Talend’s future. In addition, the team will have the opportunity to leverage and learn from the expertise of an outstanding organization that has one of the largest software portfolios in the world.

Through our partnership, we will help expand the work already underway to scale Talend’s business, further advance its cloud offering, and introduce Talend’s solutions to an even broader universe of customers. Talend has a world-class, dedicated team, fully able to deliver more innovative solutions to the market and drive continued business growth.

Thoma Bravo’s access to additional capital, resources and expertise will support Talend's cloud transition and accelerate long-term strategy to help all organizations become data-driven.

3.3 Perspectives

Thoma Bravo’s strategic approach mainly includes the following:

-	Continuing to support all of Talend’s customer base is critical to Thoma Bravo’s investment thesis. The renewal and retention rates of the business are very impressive, and Thoma Bravo plans to further invest, operationally align resources, and introduce new product innovations to even further improve upon those rates ;

-	Thoma Bravo intends to assist management through the business’ transition to greater cloud revenues. Cloud revenues were nascent several years ago, but will be approximately 50% of total in FY21 and much greater than that throughout our investment horizon;

-	Thoma Bravo has extensive experience working with management teams to help build the right plan to drive greater cloud adoption for both new and existing customers. These include sales training, product marketing and development roadmaps;

-	Thoma Bravo plans to further build out the customer success function of the business (which is critical for forward-leaning software businesses like Talend). They are encouraged that the business has a customer success motion in place today and they plan to work with us to bring best practices and learnings from their portfolio as they further invest in and build out this function ;

-	Thoma Bravo has a longstanding experience working with all major systems integrators and plans to assist Talend’s management further expand existing sales channels to reach new customers and markets;

-	Thoma Bravo plans to continue to invest in product development and technological innovation in France;

-	The data integration and data management market is currently highly fragmented. Thoma Bravo's strategy is to work with management to acquire strategic businesses to augment our offering and drive incremental growth.

Thoma Bravo is available to answer any questions the works council may have in respect of the above and, more generally, on the proposed acquisition of Talend.

4. CONSULTATIONS AND APPROVALS

4.1 Works council consultations in France

4.1.1 Works council consultation on the Offer (art. L. 2312-42 et seq. of the French Labor Code)

Should the works council decide to invite a Thoma Bravo representative to attend a meeting with them, three meetings shall be, in principle, held with the works council:

-	Initial meeting within 2 workable days after the announcement of the Offer;

Works council can:

o	declare whether they consider the Offer as amicable or hostile;

o	decide whether they want a representative of Thoma Bravo to attend a meeting with them;

o	decide to appoint a chartered accountant to assist them throughout the consultation process.

-	Meeting with a representative from Thoma Bravo (if decided by the works council during meeting #1), in principle no later than 1 week after the announcement of the Offer, where a representative of Thoma Bravo shall present their project;

-	Final meeting of the works council to deliver an opinion on the Offer, in principle no later than 1 month after the announcement of the Offer (if the works council fails to deliver an opinion by then, its opinion is deemed negative and the consultation process is over).

The opinion of the works council will be conveyed to the Board of Talend, which will take it into consideration prior to deciding to recommend (or not) to Talend's shareholders to tender their shares to the offer.

4.1.2 Works council consultation on the project of the Post-Offer Merger and Reorganization (art. L. 2312-8 of the French Labor Code)

In principle, two meetings shall be held with the works council:

-	Initial meeting with the works council to present the project of the Post-Offer Merger and Reorganization;

-	Final meeting with the works council to deliver an opinion on the project of the Post-Offer Merger and Reorganization, in principle no later than 1 month after the initial meeting.

The opinion of the works council will be taken into consideration prior to deciding (or not) to proceed with the Post-Offer Merger and Reorganization (which in any case will be conditional upon the successful completion of the Offer).

4.1.3 Articulation of the two works council consultations

As indicated above, the works council consultation on the Offer and the works council consultation on the Post-Offer Merger and Reorganization are by law two distinct processes, which follow different legal rules.

However, the Offer and the Post-Offer Merger and Reorganization are two aspects of the same project.

As a consequence :

-	rather than artificially separating the information to be delivered to the works council as part of the consultation of the Offer and as part of the consultation on the Post-Offer Merger and Reorganization, we will deliver the same comprehensive information package to the works council as part of each consultation process (starting with this initial memorandum);

-	our intention is that the agenda of each meeting with the works council includes the two aspects of the overall project, i.e. the Offer on the one hand and the Post-Offer Merger and Reorganization on the other hand.

Finally, we are open to any discussion with the members of the works council on the timeline of the consultations and the members of the works council's resources in this context (delegation hours, etc.).

4.2 FDI approval in France

Thoma Bravo shall be in charge of the filing of a request for investment authorization to the Ministry of Economy and Finance (MINEFI).

The information to be provided are divided in 3 categories:

-	Information related to the investor and its group,

-	Information related to the target entity and its group, and

-	Description of the contemplated investment.

The MINEFI will have a 30 business day period as from receiving a complete request for authorization to either authorize the transaction or ask for further investigations.

In such latter case, it will have a 45 business day period to either refuse the authorization, or authorize it subject the provision of certain conditions and covenants taken by the investor.

For instance, MINEFI may ask Thoma Bravo to take some commitments in order to protect French national interests (e,g, to ensure long-term preservation and security in France of business activities or the maintaining of company’s capability and know-how).

4.3 Other approvals

The transaction will be conditional upon other standard conditions and approvals, notably:

-	antitrust clearance in Germany, Austria and the US;

-	foreign investment control clearance in Germany and Spain.

5. LABOR AND EMPLOYMENT ASPECTS

5.1 Impact of Project Thoreau

If the Offer is launched:

-	Employees with vested RSUs and PSUs will be able to tender their shares to the offer;

-	Employees with vested stock options will be able to exercise their options through a cashless arrangement or a financing facility or an equivalent mechanism to fund the payment of the aggregate exercise price and any applicable tax withholding obligations ;

-	Unvested stock options, RSUs and PSUs will convert into the right to receive a cash sum amount based on the offer price. The timing of payment will follow the existing vesting schedules and be made in cash, subject to applicable social security costs and tax withholding.

As far as the Post-Offer Merger and Reorganization is concerned, the impact will be the following:

-	All employment agreements will be transferred to Talend France, without any modification on the terms and conditions and without any impact on the accrued rights (length of service, accrued paid vacation, etc.);

-	Collective agreements will not be transferred, but their terms will continue to apply during a transition period during which they will be rediscussed with the staff representatives (and they may be simply renewed without any modification);

-	The works council will also be transferred and the members of the works council will continue their office until the expected term, without any change.

5.2 Thoma Bravo's vision

Thoma Bravo attaches great importance to the skills, knowledge and expertise of Talend’s management and employees and expects that the existing management and employees of Talend will be key to the success of Talend going forward and will continue to contribute to the long-term success of Talend.

They were very impressed with our accomplishments in a very difficult 2020.

If the transaction is completed, Thoma Bravo intends to review Talend’s business and operations over a period of approximately six months, leveraging its expertise and working with the Talend’s management team to implement operational best practices.

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Important Additional Information and Where to Find It

In connection with the proposed acquisition of Talend S.A. (“Talend”) by Tahoe Bidco (Cayman), LLC, an exempted company incorporated under the laws of the Cayman Islands (“Parent”), Parent will commence, or will cause to be filed, a tender offer for all of the outstanding shares, American Depositary Shares, and other outstanding equity interests of Talend. The tender offer has not commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Talend. It is also not a substitute for the tender offer materials that Parent will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, Parent will file tender offer materials on Schedule TO with the SEC, and Talend will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY TALEND’S SECURITY HOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Talend’s investors and security holders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to all of Talend’s investors and security holders by contacting Talend at ir@talend.com, or by visiting Talend’s website (www.talend.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Talend with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. TALEND’S investors and security holders ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY PARENT OR TALEND WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, PARENT AND TALEND.

Forward-Looking Statements

This document contains certain statements that constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, the timing and benefits thereof, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Talend’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially and adversely from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer; the failure to obtain necessary regulatory or other approvals; the outcome of legal proceedings that may be instituted against Talend and/or others relating to the transaction; the possibility that competing offers will be made, risks associated with acquisitions, such as the risk that transaction may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; as well as those described in cautionary statements contained elsewhere herein and in Talend’s periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in Talend’s most recent annual report on Form 10-K, and any subsequent reports on Form 10-Q or form 8-K filed with the SEC, the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) to be filed by Parent, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Talend. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect Talend’s expectations as of the date of this report. The forward-looking statements included in this communication are made only as of the date hereof. Talend assumes no obligation and does not intend to update these forward-looking statements, except as required by law.